Exhibit 16.1
KPMG LLP
July 15, 2009
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Chromcraft Revington, Inc., and under the date of April 17, 2009, we reported on the consolidated financial statements of Chromcraft Revington, Inc. as of and for the years ended December 31, 2008 and 2007. On July 9, 2009, we were dismissed as Chromcraft Revington, Inc.’s principal accountants. We have read Chromcraft Revington, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated July 9, 2009, and are in agreement with such statements, except that we are not in a position to agree or disagree with the statement in the first paragraph.
Very truly yours,
Indianapolis, Indiana